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EXHIBIT 14.2

                            CODE OF BUSINESS CONDUCT
                             (AS OF MARCH 17, 2004)

         Front Range Capital Corporation and its subsidiary, Heritage Bank (together the "Company"), expect all of its personnel to perform his or her duties ethically and honestly and with the highest sense of integrity. An uncompromising adherence to ethical excellence is integral to creating and maintaining trust and credibility with our customers, employees and shareholders.

         This Code of Business Conduct (this "Code") outlines certain principles of ethical business conduct embraced by the Company. It is not a complete list of ethical issues an employee, officer or director may face in the course of business, and supplements the other codes and policies adopted by the Company. You should consult your supervisor or the Human Resource Department if you have any questions regarding the standards and policies set forth in this Code or regarding a legal or ethical issue not explicitly covered in this Code.

         This Code applies to all employees, officers and directors of the Company. We expect the standards and policies set forth in this Code to be strictly observed. Those who violate such standards and policies will be subject to severe disciplinary action, up to and including termination. Therefore, you are urged to read and understand this Code and to inform your supervisor or the Human Resource Department well in advance of any situation that you believe may violate or lead to a violation of this Code.

BUSINESS ETHICS

         As an employee, officer or director of the Company, part of your responsibilities is to maintain our high standards of business conduct and to safeguard our reputation. Our goal is to promote an atmosphere where ethical behavior is recognized as a priority and practiced. You must act with honesty and integrity and are prohibited from exploiting your position or relationship with the Company for personal gain.

CONFLICTS OF INTEREST

         Employees, officers and directors must refrain from engaging in any activity or practice in conflict with the interest of a customer or of the Company. Even the appearance of such a conflict must be avoided.

         Increasing attention is being paid to ethics in the business community due to the unique position of trust and confidence that banking allows. The Company has a duty to comply with requirements of the law, to act in fairness and in good faith in dealing with customers, and to observe high standards of personal conduct. The following are some examples of conflicts which should be avoided:

         - No employee, officer or director, should accept a personal fiduciary appointment as executor, trustee, guardian, or committee which develops primarily in the course of Company business unless prior approval of the Human Resources Department has been obtained.

         - If an employee, officer or director or a member of their family has a direct or indirect interest in a firm which is dealing with the Company and the interest is sufficient to affect the employee's decisions or actions, the employee, officer or director must not act for the Company in such transactions.

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         -        The assets of the Company must not be used to maintain a
                  correspondent account with another bank in return for a personal loan or preferential terms from such other banks to an officer of our Company.

         - Employees, officers and directors must not use inside information concerning the Company or its customers for their own benefit.

         - Employees, officers and directors should not engage in pricing arrangements with other financial institutions.

         The Company recognizes that some decisions involving business ethics are not always easy to make and that there may be different interpretations of a given situation. When questions concerning conflicts of interest arise, it is expected that every member of the staff will consult with their immediate supervisor.

ACCURATE RECORDS AND REPORTS

         The integrity of the Company's record keeping and reporting systems is of the utmost importance. Employees must use special care to make sure that (i) records are accurately and completely prepared and reviewed, regardless of whether they are intended for internal use or for an external party (including governmental agencies), and (ii) disclosure of relevant financial information to the Company's shareholders and investors is full, fair, accurate, timely and understandable. The following are some general guidelines with respect to record keeping and reporting:

         - No false or misleading entries or omissions shall be permitted for any reason whatsoever. This critical responsibility applies to employees who review and approve reports as well as those who initially prepare them.

         - The documentation evidencing each transaction and each payment on behalf of the Company shall fairly represent the nature of such transaction or the purpose of such payment.

         - Employees must apply accepted accounting rules and practices, as described in the Company's policies or procedures.

         - Employees must follow Company procedures for retaining and disposing of records.

COMPLIANCE WITH APPLICABLE LAWS

         The Company expects that all employees, officers and directors to comply with all laws, including all applicable statutes, rules and regulations, while performing his or her duties on behalf of the Company.

REPORTING MISCONDUCT

         If you become aware or suspect that the Company or any employee, officer or director of the Company is violating any law or this Code, you have a duty to report such violation. Such violations may be reported to your supervisor, or, if you are uncomfortable making the report to your supervisor, reports may be made directly to the Human Resource Department. All reports will be dealt with confidentially. Neither the Company nor any of its employees shall take retaliatory action against an employee for making a good faith report. In addition, all employees, officers and directors of the Company shall

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comply with the Company's procedure for employee concerns and complaints regarding accounting or auditing matters adopted in May 2003.

WAIVERS OF THIS CODE

         The Board of Directors of the Company must approve any waiver of the provisions and policies of this Code for executive officers and directors. Any such waiver must be promptly disclosed to the Company's shareholders, along with the reasons for such waiver, in accordance with applicable law and the rules and regulations of the American Stock Exchange.